THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND





October 6, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re: The Pacific Corporate Group Private Equity Fund (the "Fund") Investment
    Company Act file number 811-08637




Ladies and Gentlemen:

      Reference is hereby made to our telephone conversation with Sheila Stout, Division of Investment Management, U.S. Securities and Exchange Commission (the "SEC"), on September 6, 2006. We appreciate the constructive comments made by Ms. Stout with respect to the above referenced filing and hereby confirm that all such comments will be taken into account for future filings. In addition, we take this opportunity to respond to some specific questions and comments.

1. Explain why it was necessary to file Form 40-8B25 requesting an extension for the December 31, 2005 Form N-Q.

      Response: As noted in the Application for Extension of Time on Form 40-8B25, which was filed by the Fund on January 18, 2006, Rule 30b1-5 under the Investment Company Act of 1940 requires that registered management investment companies file a quarterly report on Form N-Q not more than 60 days after the close of their first and third quarters of each fiscal year disclosing a schedule of portfolio holdings as of the close of such quarters. The Fund has a fiscal year that ends on March 31 and thus is required to file Form N-Q with regard to its quarters ending December 31 and June 30. Form N-Q requires that the Fund's chief executive officer ("CEO") and its chief financial officer ("CFO") certify as to the accuracy of the financial information included in the Form N-Q.

      The Fund is a private equity "fund-of-funds" that invests primarily in underlying private equity funds ("Private Equity Fund Investments") as well as directly into private operating companies ("Direct Investments"). The Private Equity Fund Investments, whose fair value comprised 93.3% of the Fund's portfolio investments (excluding cash and cash equivalents) at December 31, 2005, each have December 31 fiscal year ends and in most cases do not provide the Fund with their December 31 audited financial information until April. In order to

                                      -2-                       October 6, 2006


      complete their financial statements, the Private Equity Fund Investments must obtain the audited December 31 financial information from their portfolio companies and, in turn, incorporate the results of the portfolio companies into their own audited financial statements. Further, a substantial portion of the portfolio companies of the Private Equity Fund Investments are private companies for which the Fund has no ability to obtain information other than through the Private Equity Fund Investments. Similarly, the Direct Investments are currently entirely comprised of private companies with fiscal year ends of December 31. Financial information with regard to these investments is not typically received by the Fund prior to March 1.

      As a result, although the Fund was required to file its Form N-Q by March 1, 2006, it did not receive the financial information necessary to complete the Schedule of Portfolio Holdings from its portfolio investments prior to that date. In the absence of that information the Fund was not able to produce reliable valuations appropriate for inclusion in the Schedule of Portfolio Holdings required to be contained in the Form N-Q. In addition, by March 1, 2006 the Fund's CEO and CFO did not have a sufficient basis upon which to certify the Schedule of Portfolio Holdings as required by the Form N-Q.

      Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. The facts and circumstances described above clearly indicate that it was impractical for the Fund to furnish a Form N-Q by March 1, 2006.

2. In the Fund's filing of its Form N-Q for the period ended June 30, 2005, the signature page was not dated. In addition, the related officer certifications required by Rule 30a-2(a) (Exhibit 99. Cert) that were filed as exhibits to such filing were not dated. Please refile the Form N-Q, inserting the appropriate dates on the signature page and certifications.

      Response: On August 29, 2005, the Fund filed with the SEC its Form N-Q for the period ended June 30, 2005. Such filing inadvertently omitted the dates from the signature page and the dates from the related officer certifications. On October 5, 2006, the Fund filed with the SEC an amendment to the Form N-Q to include the dates that were previously omitted. No other changes were made to the Form N-Q. The Fund's Administrator and Pacific Corporate Group LLC ("PCG") have implemented procedures to limit the risk of this clerical error from occurring in the future.

3. Why was the report on internal controls from the Fund's independent registered public accounting firm not included in the Fund's filing of its Form N-SAR for the period ended March 31, 2006?

                                     -3-                        October 6, 2006


      Response: On May 30, 2006, the Fund filed with the SEC its Form N-SAR for the period ended March 31, 2006. Such filing inadvertently omitted the report on internal controls from the Fund's independent registered public accounting firm, which was provided to the Fund by Deloitte & Touche LLP ("D&T"), the Fund's independent registered public accounting firm, on May 26, 2006. On September 11, 2006, the Fund filed with the SEC an amendment to its Form N-SAR to include D&T's report on internal controls as an exhibit to the Form. No other changes were made to the Form N-SAR. The Fund's Administrator and PCG have implemented procedures to limit the risk of this clerical error from occurring in the future.

4. Why is the management fee accrual in the Fund's Consolidated Balance Sheet at March 31, 2006 significantly less than the quarterly management fee?

      Response: PCG, the Fund's management company and adviser trustee, receives a management fee (the "Management Fee") from the Fund computed at the rate of 1.25% per annum of the total capital commitments of the Fund less distributions of capital and realized investment losses (the "Management Fee Base"). Under the terms of the Fund's Management Agreement with PCG, the Management Fee is determined and paid quarterly in advance, using the Management Fee Base at the end of the prior quarter. However, under the terms of the Fund's Policy and Procedures Concerning Determinations of Realized Investment Losses, subsequent to the payment date, adjustments are made to the Management Fee Base to reflect any realized investment losses recorded as a result of impairment assessments approved by the Fund's Independent Trustees subsequent to the quarter end and recorded as of the prior quarter end. The Management Fee calculation is adjusted as required for these realized investment losses and, as a result, if the Fund's Independent Trustees approve an impairment for a particular quarter, the actual Management Fee expense is less than the payment amount, resulting in a prepaid expense. The Management Fee payment in the following quarter is adjusted accordingly. As a result of a clerical error in computing the Management Fee payment for the quarter ended March 31, 2006, PCG was underpaid by approximately $9,982, resulting in a payable of that amount as of March 31, 2006. The Fund's Administrator and PCG have implemented procedures to limit the risk of this clerical error from occurring in the future. Please refer to the response to comment no. 7 below for an illustration of the Management Fee calculation.

5. Please include the number of authorized shares on the face of the Fund's Consolidated Balance Sheet.

      Response: Per Article III, Section 1 of the Fund's Second Amended and Restated Declaration of Trust ("Declaration of Trust"), the number of authorized shares is unlimited. This information will be included on the face of the Fund's Consolidated Balance Sheet in future filings. It should be noted that there is no intention for the Fund to issue additional shares in the future.

                                     -4-                        October 6, 2006


6. On the face of the Fund's Consolidated Schedule of Portfolio Investments, please include the dividend rate for the redeemable exchangeable cumulative preferred stock held in ADCO Global, Inc.

      Response: The 10% cumulative PIK dividend rate will be included in the Consolidated Schedule of Portfolio Investments in future filings.

7. Please provide a clearer description of how the Management Fee is calculated, including the period over which the fee was calculated and an example of the fee calculation.

      Response: As noted in the response to comment no. 4, PCG receives a Management Fee at the annual rate of 1.25% of the total capital commitments of the Fund less distributions of capital and realized investment losses. Such fee is determined and payable quarterly in advance and is calculated on the Management Fee Base as of the last day of the preceding quarter. As the Management Fee Base changes on a quarterly basis, it is not possible to calculate the annual Management Fee without referring to each set of interim financial statements issued during the fiscal year. The calculation of the Management Fee is best described through use of an example:


                                4/1/05 - 6/30/05    7/1/05 - 9/30/05    10/1/05 - 12/31/05   1/1/06 - 3/31/06
                                ----------------    ----------------    ------------------   ----------------
      Total Capital                 $110,586,375        $110,586,375          $110,586,375       $110,586,375
      Commitments

      Return of Capital            ($23,033,434)       ($30,069,410)         ($36,744,684)      ($39,174,005)

      Realized Investment          ($23,523,335)       ($28,223,335)         ($31,073,335)      ($35,133,335)
      Losses

      Management Fee Base            $64,029,606         $52,293,630           $42,768,356        $36,279,035

      Annual %                             1.25%               1.25%                 1.25%              1.25%

      Annual Management Fee             $800,370            $653,670              $534,604           $453,488

      Management Fee Per                $200,093            $163,418              $133,651           $113,372
      Quarter

      Based on the above calculation, the Management Fee for the fiscal year ended March 31, 2006 was $610,534. The difference between the Management Fee Base and the principal amount/cost of investments included on the Consolidated Schedule of Portfolio Investments represents unfunded capital commitments of the Fund and capital that has been returned to the Fund but not yet been returned to the Fund's investors.

                                     -5-                        October 6, 2006


8. Describe why it is appropriate to consolidate PEF Direct, Inc. ("PEF Direct") and PEF Indirect, LLC ("PEF Indirect") into the financial statements of the Fund. In addition, please assess the relevance of FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes ("FIN 48").

      Response: PEF Direct and PEF Indirect are wholly owned subsidiaries of the Fund. PEF Direct and PEF Indirect were originally established as tax efficiency entities, as described below, for the purpose of holding investments in certain flow-through entities in which the Fund would have otherwise invested directly. The primary business activity of the Fund, and its subsidiaries, is to invest in securities of other entities that are not under common management for the purpose of achieving long term capital appreciation and other income.

      According to Regulation S-X, Rule 6-03(c)(1), financial statements of a registered investment company may be consolidated with the financial statements of subsidiaries only if such subsidiaries are investment companies. We have concluded that both PEF Direct and PEF Indirect are investment companies for the purposes of Rule 6-03(c)(1) of Regulation S-X and, therefore, the financial statements of these entities should be consolidated with those of the Fund. Additionally, as PEF Direct and PEF Indirect are wholly owned subsidiaries, there is no requirement to file consolidating statements.

      As mentioned, PEF Direct and PEF Indirect were established for tax purposes as corporate "blockers" to hold investments in flow-through entities (e.g., partnerships). These corporate entities block the flow-through of income effectively connected with a U.S. trade or business and/or unrelated business taxable income generated by those portfolio investments owned by the blockers and which could otherwise have negative tax consequences for certain investors of the Fund, including foreign investors and tax exempt investors.

      FIN 48 is effective for fiscal years beginning after December 15, 2006. The Fund will adopt the provisions of FIN 48 effective for its fiscal year beginning April 1, 2007. The Fund does not expect that the adoption of FIN 48 will have a significant effect on its financial statements.

9. Please indicate whether the fees payable to PCG pursuant to the Fund's Management Agreement with PCG are calculated in accordance with Section 205(b)(3) of the Investment Advisers Act of 1940 (the "Advisers Act").

      Response. Pursuant to the Fund's Management Agreement with PCG, a registered investment adviser, PCG receives a Management Fee computed at the rate of 1.25% per annum of the total capital commitments of the Fund less distributions of capital and realized investment losses, payable quarterly in advance, computed as of the end of the prior quarter. In addition, Article VI of the Fund's Declaration of Trust provides for the payment to PCG of a carried interest in the profits generated by the Fund's Direct Investments (but not Private Equity Fund Investments). Specifically, if the aggregate cumulative amount of the investment

                                     -6-                        October 6, 2006


      income and net realized capital gains and losses from Direct Investments is positive, such income and net realized capital gains and losses will be allocated and distributed as follows: (i) of such amount attributable to Direct Investments other than "pari passu co-investments" (as defined below), 80% to the holders of shares in proportion to their capital contributions and 20% to PCG, and (ii) of such amount attributable to Direct Investments in "pari passu co-investments," 85% to the holders of shares of the Fund in proportion to their capital contributions and 15% to PCG. If the aggregate cumulative amount of the investment income and net realized capital gains and losses from Direct Investments (including pari passu co-investments) is negative, such income and net realized capital gains and losses will be allocated to the holders of shares of the Fund in proportion to their capital contributions. For these purposes, the term "pari passu co-investments" refers to Direct Investments, in the same securities and on the same terms, alongside general partner managers of Private Equity Fund Investments held by investment vehicles in which the Fund has invested.

      Section 205(a)(1) of the Advisers Act provides that "[n]o investment adviser . . . shall make use of the mails or any means or instrumentality of interstate commerce, directly or indirectly, to enter into, extend, or renew any investment advisory contract, or in any way to perform any investment advisory contract entered into, extended, or renewed on or after the effective date of this title, if such contract provides for compensation to the investment adviser on the basis of a share of capital gains upon or capital appreciation of the funds or any portion of the funds of the client".

      Section 205(b)(3) provides that Section 205(a)(1) will not apply to any investment advisory contract between an investment adviser and a business development company if certain conditions are met. However, the Fund is not a business development company, as such term is defined under either the Advisers Act or the Investment Company Act. Rather, the Fund is a non-diversified, closed-end management investment company. Therefore, the fees payable to PCG pursuant to the Fund's management arrangements with PCG are not calculated in accordance with Section 205(b)(3) of the Advisers Act. PCG entered into the management arrangements containing a carried interest component of compensation on the basis of the exemption from Section 205(a)(1) provided by Rule 205-3 under the Advisers Act.

      Rule 205-3(a) under the Advisers Act provides that the "provisions of
      Section 205(a)(1) . . . will not be deemed to prohibit an investment adviser from entering into, performing, renewing or extending an investment advisory contract that provides for compensation to the investment adviser on the basis of a share of the capital gains upon, or the capital appreciation of, the funds, or any portion of the funds, of a client, provided, that the client entering into the contract . . . is a qualified client...." The definition of qualified client, as set forth in Rule 205-3(d)(1), includes "a natural person who or a company that the investment adviser entering into the contract (and any person acting on his behalf) reasonably believes, immediately prior to entering into the contract, either: (A) has a net

                                     -7-                        October 6, 2006


      worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000 at the time the contract is entered into; or (B) is a qualified purchaser as defined in Section 2(a)(51) of the Investment Company Act . . . at the time the contract is entered into".

      Shares of the Fund were offered on a private basis only to "accredited investors" as defined in Rule 501 of Regulation D under the Securities Act of 1933.(1) Each prospective investor was required to complete and execute a subscription agreement, including a purchaser suitability questionnaire. The questionnaire contained certain certifications, representations and covenants to the Fund and PCG regarding a prospective investor's suitability to invest in the Fund. Among the required certifications, each prospective investor was required to certify that such investor's net worth was at least ten times the amount of the investor's investment in the Fund (which, based upon the $250,000 minimum investment in the offering, required a minimum of $2.5 million in net worth). As a result, at the time PCG and the Fund entered into the management arrangements, PCG reasonably believed that each such investor was a qualified client, in satisfaction of the requirements of Rule 205-3(a) under the Advisers Act.

10. In connection with our responses to your comments, the Fund acknowledges that:

      o the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
      o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and
      o the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


                              Yours Sincerely,

                              /s/ Samantha M. Sacks
                              -----------------------------------------
                              Samantha M. Sacks
                              Vice President, Treasurer and Secretary/Principal Financial Officer
                              The Pacific Corporate Group Private Equity Fund





---------------------
(1) The Fund's offering period began in September 1997 and terminated in April 1998.

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